Exhibit 99.1

UTStarcom Announces Management Changes

Hangzhou, September 2, 2022— UTStarcom (“UT,” “UTStarcom” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today announced the appointments of Mr. Dan (Danjun) Xie as Chief Financial Officer, Ms. Lingrong Lu as Chief Technology Officer and Ms. Ellen (Yinghua) Chen as Chief Human Resources Officer, effective September 1st, 2022.

Mr. Dan Xie previously served as Vice President of Global Finance for the Company. He has held various management positions in UT’s Finance department, including Treasury, Tax, Technical Accounting, Internal Audit and Compliance. Dan has more than ten years of experience in Corporate Finance and Public Practice, as well as nine years of experience in IT. Before joining UTStarcom, Dan worked as an auditor at Levi, Yetnikoff Chartered Accountants. Earlier in his career Dan worked as IT manager at Guosen Securities and Pingan Securities. Dan holds the designation of Chartered Professional Accountant of Canada. Dan received a Graduate Diploma in Public Accountancy from McGill University's Desautels Faculty of Management in 2008, a Master of Engineering degree in System Engineering from Huazhong University of Science and Technology in 1996, and a Bachelor of Engineering degree in Automatic Control from Xi'an Jiaotong University in 1993.

Dr. Lingrong Lu previously served as Vice President of R&D of the Company. Lingrong has more than twenty years of telecommunication industry experience. Since joining UTStarcom in 2002, she held various management roles in R&D system engineering and product management in NGN/IMS Core Network, Optical Transport and IPTV product lines; and Senior Consultant in CTO office. After two years away taking role of SDN/NFV Marketing Expert in Huawei Technologies, she rejoined the company in September 2016 to manage the ONS R&D Department. In her earlier experience from 1999 to 2002, she worked for Lucent Technologies (acquired by Nokia) in its Singapore CDMA GTS and Shenzhen ONS R&D Center. Lingrong graduated from Zhejiang University in 1993 with a Bachelor of Engineering in Electrical Engineering, and received a Doctoral Degree from the same university in 2014.

Ms. Ellen Chen served as Vice President of Global HR and Administration since January 2015. Ellen has more than twenty years of management experience in HR and Administration. Since joining UTStarcom in 2005, she took various HR and Administration management roles, including the functions of HRBP, Compensation & Benefit, Recruitment and People Development, etc. Before joining UTStarcom, Ellen served as Director of HRA at Zhong Li Telecommunication & Technology Group and held various management positions at Jiale Software and Swiss Band Automatic System Engineering Co., Ltd., during which she managed functions within HR, Administration, IT, Marketing and Finance. Ellen received a Bachelor’s degree in Mechanical Engineering from Shanghai University in 1993, and holds the qualification certifications of Human Resources Professional (HRP) and Engineer.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 (571) 8192 8888

Ms. Shelley Jiang, Investor Relations

Email: utsi-ir@utstar.com/ Shelleyjiang@utstar.com /

In the United States:

The Blueshirt Group

Mr. Gary Dvorchak

Email: gary@blueshirtgroup.com